CASTLIGHT HEALTH, INC. SC TO-T

Exhibit 99(a)(1)(d)

Offer To Purchase For Cash
All Outstanding Shares of
Class A Common Stock and Class B Common Stock
of

CASTLIGHT HEALTH, INC.

at

$2.05 NET PER SHARE
Pursuant to the Offer to Purchase dated January 19, 2022

by

CARBON MERGER SUB, INC.
a wholly owned subsidiary of
VERA WHOLE HEALTH, INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M. NEW YORK CITY TIME, ON FEBRUARY 16, 2022 (THE “OFFER EXPIRATION TIME”), UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

January 19, 2022

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Carbon Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Vera Whole Health, Inc., a Delaware corporation (“Parent”), which is controlled by certain investment funds advised by Clayton, Dubilier & Rice, LLC, to act as Information Agent in connection with Purchaser’s offer to purchase all of the issued and outstanding shares of Class A Common Stock, par value $0.0001 per share (the “Class A Shares”) and Class B Common Stock, par value $0.0001 per share (the “Class B Shares” and, together with the Class A Shares, the “Shares”), of Castlight Health, Inc., a Delaware corporation (“Castlight”), at a purchase price of $2.05 per Share, net to the seller in cash without interest and subject to any required withholding taxes (such amount, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 19, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”), and the related letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

THE BOARD OF DIRECTORS OF CASTLIGHT UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER ALL THEIR SHARES IN THE OFFER.

The Offer is subject to the satisfaction of conditions specified in the Agreement and Plan of Merger dated as of January 4, 2022, among Parent, Purchaser and Castlight (together with any amendments or supplements thereto, the “Merger Agreement”), including, that there shall have been validly tendered in the Offer and not validly withdrawn prior to the Offer Expiration Time (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in satisfaction of such guarantee in accordance with Section 251(h) of the DGCL) that number of Shares that, together with any Shares beneficially owned by Purchaser or its “affiliates” (as defined in Section 251(h) of the DGCL), will, immediately after giving effect to the acceptance for payment of Shares in the Offer, equal at least one vote more than 50% of the aggregate voting power of all issued and outstanding Shares (the “Minimum Tender Condition”) and the other conditions described in the Offer to Purchase. See Section 15—“Certain Conditions of the Offer” of the Offer to Purchase. The Offer is not subject to a financing condition.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.The Offer to Purchase;

2.The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, which includes an IRS Form W-9 relating to backup federal income tax withholding;

3.Castlight’s Solicitation/Recommendation Statement on Schedule 14D-9;

4.A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

5.A return envelope addressed to the Depositary and Paying Agent for your use only.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the Offer will expire at one minute after 11:59 P.M., New York City time, on February 16, 2022, unless the Offer is extended or terminated in accordance with the terms of the Merger Agreement. Previously tendered Shares may be withdrawn at any time until the Offer has expired; and, if not previously accepted for payment at any time, after March 20, 2022, pursuant to SEC (as defined in the Offer to Purchase) regulations.

The Offer is being made pursuant to the Merger Agreement. The Merger Agreement provides, among other things, that following consummation of the Offer and provided that (1) any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the Transactions (as defined below) shall have been terminated or expired, and any date before which each of the parties have committed in writing to any governmental authority not to close the Transactions shall have passed, and (2) no temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger (as defined below) will be in effect, nor will any action have been taken by any governmental authority of competent jurisdiction, and no statute, rule, regulation or order will have been enacted, entered, enforced or deemed applicable to the Merger, that in each case prohibits, makes illegal, or enjoins the consummation of the Merger, Purchaser will merge with and into Castlight (the “Merger” and together with the Offer and the other transactions contemplated by the Merger Agreement, collectively, the “Transactions”), without approval of Castlight’s stockholders, pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with Castlight surviving as the surviving corporation in the Merger. As a result of the Merger, the Class B Shares will cease to be publicly traded.

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share (other than Shares owned directly or indirectly by Parent or Merger Sub, Shares held by the Company as treasury stock immediately prior to the Effective Time, and Shares owned by a holder who has properly demanded appraisal under Section 262 of the DGCL and who has not effectively withdrawn such demand) that is outstanding and is not tendered and accepted pursuant to the Offer immediately prior to the Effective Time will be cancelled and extinguished and automatically converted into the right to receive an amount in cash equal to the Offer Price, without interest and subject to any required withholding taxes (the “Per Share Price”) and each Share shall thereafter represent only the right to receive the Per Share Price with respect thereto in accordance with the terms of the Merger Agreement.

On January 4, 2022, the board of directors of Castlight (the “Castlight Board”) unanimously (i) determined the Transactions are fair to and in the best interests of Castlight and its stockholders, (ii) approved and declared advisable the execution and delivery of the Merger Agreement by Castlight, the performance by Castlight of its covenants and other obligations thereunder, and the consummation of the Transactions upon the terms and subject to the conditions set forth therein, (iii) resolved that the Merger Agreement and the Transactions shall be governed by and effected under Section 251(h) and other relevant provisions of the DGCL and (iv) resolved to recommend that the stockholders of Castlight accept the Offer and tender their Shares to Purchaser pursuant to the Offer on the terms and subject to the conditions set forth in the Merger Agreement.

For Shares to be properly tendered pursuant to the Offer, the share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required medallion signature guarantees, or an “Agent’s Message” (as defined in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase) in the case of book-entry transfer, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary and Paying Agent.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or other person (other than the Depositary and Paying Agent and the Information Agent as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. Parent will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, after giving effect to the Transactions, except as otherwise provided in the Letter of Transmittal.

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the undersigned at the addresses and telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,

D.F. King & Co., Inc.

Nothing contained herein or in the enclosed documents shall render you the agent of Purchaser, the Information Agent or the Depositary and Paying Agent or any affiliate of any of them or authorize you or any other person to use any document or make any statement or representation on behalf of any of them in connection with the Offer not contained in the Offer to Purchase or the Letter of Transmittal.